Exhibit 99.1

Mecox Lane Limited Files Annual Report on Form 20-F

SHANGHAI, April 23, 2013 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a leading brand and multi-channel retailer of apparel and accessories in China, today announced that it filed its annual report on Form 20-F for the year ended December 31, 2012 with the Securities and Exchange Commission today. The annual report on Form 20-F can be accessed on the Company’s investor relations website at http://ir.mecoxlane.com/annuals.cfm.

The Company will also provide a hard copy of its annual report on Form 20-F free of charge to its shareholders and ADS holders upon request. Shareholders and ADS holders can request a copy by writing to ir@mecoxlane.com or Investor Relations, Mecox Lane Limited, 22nd Floor, Gems Tower, Building 20, No. 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a leading brand and multi-channel retailer of apparel and accessories in China.  The Company offers a wide selection of affordable fashion products through e-commerce channels including the M18.com website, which is operated by the Company’s joint venture, Giosis Mecoxlane Limited, and other independent e-commerce platforms, as well as through the Company’s physical store network and call center. Product offerings include apparel and accessories, home products, beauty and healthcare products and other items under Mecox Lane’s own proprietary brands, and select domestic and international third-party brands.  For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Ryan Shi

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com